UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2026

Commission File Number 001-41813

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TURBO ENERGY, S.A.
(Translation of registrant’s name into English)

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Plaza de América 2, 4AB
Valencia, Spain 46004
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Proxy Notice for shareholders who hold American Depositary Shares of 2026 Extraordinary General Meeting of Turbo Energy, S.A.
99.2	Proxy Statement of 2026 Extraordinary General Meeting of Shareholders
99.3	Form of Proxy Card for 2026 Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2026	Turbo Energy, S.A.
	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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